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SEC FILE NUMBER
8-70530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAFENED US, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

104 WEST 40TH STREET, OFFICE 432
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	212-668-8700	MROMERO@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GRAEME HENDERSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAFENED US, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

Maharshi V Patel
Notary Public - New Jersey
Morris County - ID #50122411
Commission Exp Feb. 2025

JAN 2 4 2023

NOTARY PUBLIC NEW JERSEY

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SafeNed US, Inc.

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder of
SafeNed US, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SafeNed US, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, requires additional funding from its owner, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information included on pages 9 - 10, titled *Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission*, *Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission*, and *Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission*, (collectively, has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2020.

New York, New York
January 23, 2023

Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	47,049
Prepaid expenses		5,155
TOTAL ASSETS	$	52,204
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	24,976
TOTAL LIABILITIES		24,976
STOCKHOLDER'S EQUITY:		
Common Stock, $0.01 par value, authorized, issued and outstanding 100,000 shares		1,000
Additional paid-in capital		1,485,164
Accumulated deficit		(1,458,936)
TOTAL STOCKHOLDER'S EQUITY		27,228
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	52,204

See Notes to Accompanying Financial Statements.

SafeNed US, Inc.

Statement of Operations
For the Year Ended December 31, 2022

OPERATING EXPENSES:	
Professional fees	$ 398,409
Office and other	18,887
Insurance	42,000
Rent	26,448
Regulatory fees	1,850
Total operating expenses	487,594
NET LOSS	$ (487,594)

See Notes to Accompanying Financial Statements.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

Balances at beginning of period	Shares (Common Stock)	Amount (Common Stock)	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	100,000	$ 1,000	$ 1,149,710	$ (971,342)	$ 179,368
Additional capital contributions	-	-	335,454		335,454
Net loss				(487,594)	(487,594)
Balances at end of period	100,000	$ 1,000	$ 1,485,164	$ (1,458,936)	$ 27,228

See Notes to Accompanying Financial Statements.

SafeNed US, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (487,594)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(3,463)
Decrease in accounts payable and accrued expenses	(41,428)
Net cash used in operating activities	(532,485)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions received	335,454
Net cash provided by financing activities	335,454
Net increase in cash and cash equivalents	(197,031)
CASH AT JANUARY 1, 2022	244,081
CASH AT DECEMBER 31, 2022	$ 47,049

See Notes to Accompanying Financial Statements.

Notes to Financial Statements
For the Year Ended December 31, 2022

1. Organization and Nature of Business

SafeNed US, Inc., (the “Company”) was incorporated in the State of Delaware on February 19, 2020, and is headquartered in New York City. As of March 16, 2021, The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

SafeNed US, Inc. is a regulated Fintech Company that has developed a B2B deposit platform, utilizing proprietary technology and servicing clients via an easy-to-integrate solution. The platform seamlessly connects Banks with Broker-Dealers and their clients, providing banks with a wholesale funding tool, and investors with convenient, diversified short term liquidity products.

The Company is solely owned by one owner and is economically dependent on that owner to continue funding its operations.

2. Summary of Significant Accounting Policies

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its owner to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The owner is not contractually obligated to continue to provide support and this support cannot be guaranteed to occur. Accordingly, there exists substantial doubt about the Company's ability to continue to operated as a going concern within one year after the date that the financial statements are issued. The financial statements have not been adjusted with regard to this matter.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company has no cash equivalents at December 31, 2022.

Revenue Recognition - ASC 606
Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company has not recognized any revenue for the year ended December 31, 2022.

Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company has not generated any taxable income since inception and consequently has not recognized an income tax provision in the financial statements. The Company has accumulated net operating losses equal to its taxable losses in the 2020, 2021 and 2022 calendar years. These net operating losses might be utilized to offset future income. However, management has not recognized these net operating losses since there is no established history of operating profits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the period from January 1, 2022 through December 31, 2022, and does not expect any material adjustments to be made.

3.Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4.Retirement and Incentive Plans

The Company is a sponsor of a defined contribution retirement plan, which permits employee deferral contributions up to the Internal Revenue Service limitations. The Company has not recoginized any expense related to contributions made by the company on behalf of its employees during the period from January 1, 2022 to December 31, 2022.

The Company sponsors an equity incentive plan whereby certain employees are granted Stock Appreciation Rights ("SAR") in a company-sponsored employee stock ownership plan. This plan meets the criteria for recognition as a liability in accordance with ASC 718 and ASC 480, Liabilities - Distinguishing Liabilities From Equity. SAR interests will vest over three years equally with a 1-year cliff beginning on the first anniversary of the employee start date. The SAR interest grants are structured whereby value is only achieved if the value of the company increases from a specified hurdle rate. Management has concluded any value attributable to the SAR interests represents a performance condition under ASC 718 as the ultimate value of the company is contingent on the company's attainment of a specified performance target. Management has concluded that is it not probable that the employee will earn an award, and accordingly, no compensation cost has been recognized. Further, the Company accounts for forfeitures as they occur. The calculated value at the grant date and as of December 31, 2022 is nil as the grant value is contingent upon a future event. Accordingly, there is no compensation expense recognized related to these grants.

As of December 31, 2022, a total of 2,000 SAR units were granted, 1,000 of these units have been forfeited, 1,000 units remain outstanding, and 667 units have vested. The remaining unvested units of 333 will vest on October 1, 2023.

5. Subsequent Events

The Company has evaluated subsequent events and transactions through January 23, 2023, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2022, the Company had net capital of $22,073, which was $17,073 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 113.15% at December 31, 2022.

SafeNed US, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

STOCKHOLDER'S EQUITY	$	27,228
LESS: NON-ALLOWABLE ASSETS AND HAIRCUTS		
Non-allowable assets:		
Prepaid expenses		(5,155)
NET CAPITAL	$	22,073
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable	$	24,976
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
One eighth of aggregate indebtedness	$	3,122
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	17,073
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	16,073
Percentage of aggregate indebtedness to net capital		113%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2022.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholder of
SafeNed US, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SafeNed US, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the period from January 1, 2022 to December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
January 23, 2023

SafeNed US Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

SafeNed US Inc . (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) for the period from

(2) January 1, 2022 (our FINRA registration date) to December 31, 2022.

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: North Capital Private Securities Corporation

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period from March 16, 2021 (our FINRA registration date) to December 31, 2022 without exception.

I, Graeme Henderson , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CEO